Exhibit 99.1

XPENG Announces Vehicle Delivery Results for February 2024

GUANGZHOU, China, Mar. 01, 2024 – XPeng Inc. (“XPENG” or the “Company,” NYSE: XPEV and HKEX: 9868), a leading Chinese smart electric vehicle (“Smart EV”) company, today announced its vehicle delivery results for February 2024.

In February 2024, XPENG delivered 4,545 Smart EVs. Deliveries of XPENG X9 reached 1,448 units, with nearly 4,000 units of X9 delivered in the first two months of its launch, achieving a leading position in the electric MPV segment as well as in the three-row seater BEV segment. With the capacity ramp-up and the debottlenecking of certain components’ supply post-Chinese New Year, we will accelerate the delivery of the X9 in March.

On February 29, 2024, XPENG announced the rollout of unlimited XNGP ADAS function for its experienced ADAS users in China. The availability of unlimited XNGP is not restricted in cities or on routes, as long as navigation maps are available. Given XNGP’s extensive coverage and cutting-edge smart driving experience, the monthly active user penetration rate of XNGP urban smart driving reached 83% in February, leading the industry in terms of active user scale, user experience, and mileage penetration rate.

With the full-scale rollout of the XNGP ADAS for urban driving in China, XPENG car owners’ smart driving mileage during the CNY holiday witnessed explosive growth. During the period from January 26 to February 26, XPENG owners’ total smart driving mileage hit 69,777,180 kilometers. The maximum daily driving mileage with ADAS, collectively, saw 4 million kilometers, and on an individual basis, the maximum driving mileage per day saw 1,800 kilometers.

About XPENG

XPENG is a leading Chinese Smart EV company that designs, develops, manufactures, and markets Smart EVs that appeal to the large and growing base of technology-savvy middle-class consumers. Its mission is to drive Smart EV transformation with technology, shaping the mobility experience of the future. In order to optimize customers mobility experience, XPENG develops in-house its full-stack advanced driver-assistance system technology and in-car intelligent operating system, as well as core vehicle systems including powertrain and the electrical/electronic architecture. XPENG is headquartered in Guangzhou, China, with main offices in Beijing, Shanghai, Silicon Valley, San Diego and Amsterdam. XPENG’s Smart EVs are mainly manufactured at its plants in Zhaoqing and Guangzhou, Guangdong province. For more information, please visit https://www.xpeng.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about XPENG’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: XPENG’s goals and strategies; XPENG’s expansion plans; XPENG’s future business development, financial condition and results of operations; the trends in, and size of, China’s EV market; XPENG’s expectations regarding demand for, and market acceptance of, its products and services; XPENG’s expectations regarding its relationships with customers, contract manufacturers, suppliers, third-party service providers, strategic partners and other stakeholders; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in XPENG’s filings with the SEC. All information provided in this press release is as of the date of this press release, and XPENG does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts:

For Investor Enquiries:

IR Department

XPeng Inc.

Email: ir@xiaopeng.com

Jenny Cai

Piacente Financial Communications

Tel: +1 212 481 2050 / +86 10 6508 0677

Email: xpeng@tpg-ir.com

For Media Enquiries:

PR Department

XPeng Inc.

Email: pr@xiaopeng.com

Source: XPeng Inc.